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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mandy Hooker
John Cash
Geoff Kruczek
Asia Timmons-Pierce

Re:	Oatly Group AB
Registration Statement on Form F-1
Filed on April 19, 2021
CIK No. 0001843586

Ladies and Gentlemen:

On behalf of Oatly Group AB, previously referred to as Havre Global AB (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (Registration No. 333-255344) filed with the Commission on April 19, 2021, as amended on May 11, 2021 (“Amendment No. 1”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 12, 2021, as amended on March 25, 2021. Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on May 14, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Dilution, page 67

1.	Please provide a tabular presentation of a pro forma dilution calculation utilizing the pro forma net tangible book value referenced in the second paragraph on page 67.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 67 of Amendment No. 2.

May 17, 2021

General

2.

We note your disclosure that in connection with the Concurrent Private Placements you will receive repayment of any outstanding loans owed to you by some of the warrant holders. Please disclose the amount the loans owed by the warrant holders. If appropriate, please update your Related Party Transactions section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 15 and 18 of Amendment No. 2. The Company advises the Staff that the warrant holders with outstanding loans are company employees, not any executive officers or directors of the Company.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Toni Petersson, Oatly Group AB

Christian Hanke, Oatly Group AB

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP